Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated September 14, 2023 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Thorne HealthTech, Inc.

at

$10.20 Net Per Share of Common Stock

by

Healthspan Merger Sub, Inc.

a wholly-owned subsidiary of

Healthspan Buyer, LLC

Healthspan Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Thorne HealthTech, Inc., a Delaware corporation (“Thorne” or the “Company”), at a purchase price of $10.20 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to deduction for any required withholding taxes and any Dividend Adjustments (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF OCTOBER 12, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2023 (the “Merger Agreement”), by and among Parent, Purchaser (together with Parent, the “Buyer Parties”) and Thorne, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Thorne (the “Merger”), with Thorne continuing as the surviving corporation in the Merger. As a result of the Merger, each issued and outstanding Share (other than such Shares (A) held by Thorne and any of its subsidiaries, (B) owned by the Buyer Parties (including, for the avoidance of doubt, Shares acquired by Purchaser pursuant to the Offer), (C) owned by any direct or indirect wholly-owned subsidiary of the Buyer Parties or (D) as to which the holder thereof has properly and validly exercised and not failed to perfect or effectively waived, withdrawn or lost their statutory rights of appraisal of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes and any Dividend Adjustments. The Merger Agreement provides that if Thorne establishes a record date for, declares, sets aside or pays any dividend or other distribution payable in cash, property or otherwise with respect to any Shares (other than any stock distribution or stock dividend (including any stock dividend or other distribution of securities convertible into Shares)), any such dividend or other distribution paid, set aside or declared with a record date prior to the acceptance time of the Offer shall reduce the Offer Price on a dollar-for-dollar basis (in the case of any dividend or distribution that is not in cash, based on the fair value of such property or otherwise as reasonably determined by Parent) (any such reduction, a “Dividend Adjustment”). If the Offer Price is reduced because of any Dividend Adjustments, Purchaser will provide notice of such reduction, and depending on the time remaining before the Expiration Time (as defined below), Purchaser may be required to extend the Offer. As a result of the Merger, Thorne will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser will not be required to consummate the Offer unless all of the conditions described in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase are satisfied at one minute after 11:59 p.m. New York City time (the “Expiration Time”) at the end of October 12, 2023 (the “Initial Expiration Date” and such date or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”), including, but not limited to, the conditions that: (i) there have been a number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer that, upon consummation of the Offer, together with the Shares then owned by Parent and Purchaser (if any) (excluding Shares (A) tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures or (B) tendered by the Company or any of its wholly-owned subsidiaries), representing at least a majority of all then-outstanding Shares (excluding, for the avoidance of the doubt, Shares (x) that are owned or held by the Company (including shares held in treasury) or any of its wholly-owned subsidiaries and (y) that are owned or held by Purchaser as a result of any tender into the Offer by the Company or any of its wholly-owned subsidiaries) (the “Minimum Condition”); (ii) the waiting periods (and any extensions thereof), if any, applicable to the transactions contemplated by the Merger Agreement (the “Transactions”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired or otherwise been terminated, and all requisite consents, directions or orders required to consummate the Transactions pursuant thereto have been obtained; (iii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions being in effect, and no action having been taken by any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign of competent jurisdiction, and no statute, rule, regulation, order having been enacted, entered, enforced or deemed applicable to the Transactions, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions; and (iv) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”). The Minimum Condition and the Termination Condition may be waived only with the prior written consent of Thorne on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, Thorne. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Following careful consideration, the special committee of the board of directors of Thorne (the “Thorne Board”) and the Thorne Board have each unanimously: (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (b) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (d) resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one vote more than 50% of the aggregate voting power of the then-outstanding Shares, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to adopt the Merger Agreement or consummate the Merger. Following the purchase of Shares in the Offer, Parent and Purchaser expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions described in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase have not been satisfied or waived by Purchaser on the terms and subject to the conditions set forth in the Merger Agreement, (ii) to waive any condition to the Offer (other than the Minimum Condition or the Termination Condition, which may only be waived with the consent of Thorne) in its sole discretion or (iii) to increase the Offer Price or make any change in the terms of, or conditions to, the Offer in any respect that is not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary (as defined below) and by making a public announcement thereof. Purchaser may not, however, among other actions, change the form of consideration to be paid in the Offer, decrease the amount of consideration to be paid in the Offer or the number of Shares sought in the Offer (other than any Dividend Adjustments), amend or modify any Offer condition in a manner adverse to the holders of Shares in their capacities as such, or amend or modify any other term of or condition to the Offer in any manner that is adverse to the holders of Shares in their capacities as such, in each case without the prior written consent of Thorne.

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time for any period required by any law, rule, any interpretation or position of the SEC, the SEC staff or any rules and regulations of The Nasdaq Stock Market and any successor stock exchange applicable to the Offer, or for one or more periods of up to 10 business days each (or such longer period as Parent may agree to with Thorne) if any conditions to the Offer other than the Minimum Condition (other than such conditions that by their nature are to be satisfied at the expiration of the Offer, unless such conditions would not be satisfied or validly waived were the expiration of the Offer to occur at such time) have not been satisfied or waived (and are then capable of being satisfied). In no event will Purchaser be required to extend the Offer beyond the valid termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may, and, at the request in writing of Thorne, Purchaser will, extend the Offer for one or more periods of up to 10 business days each (or such longer period as Purchaser may agree to with Thorne), if at the then-scheduled Expiration Date each of the Offer Conditions (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) has been satisfied or waived by Purchaser, and the Minimum Condition has not been satisfied, provided that in no event shall Purchaser be required to extend the Offer for more than 30 business days in the aggregate pursuant to this obligation. In no event, however, will Purchaser be required to extend the Offer beyond the valid termination of the Merger Agreement in accordance with its terms. The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn at or prior to the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase; or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after November 13, 2023, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For your withdrawal to be effective, a written notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Thorne has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Thorne’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U. S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See Section 5—“Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. Federal income tax consequences of the sale of Shares in the Offer and the Merger. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call (Toll-Free): (800) 628-8532

Banks and Brokers Call: (212) 269-5550

By Email: THRN@dfking.com

September 14, 2023

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